

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Robert S. Herlin
President and Chief Executive Officer
Evolution Petroleum Corporation
2500 City West Blvd., Suite 1300
Houston, TX 77042

> **Re: Evolution Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed July 14, 2010**
> **File No. 333-168107**

Dear Mr. Herlin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover

1.   Please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the registrant's outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 of Form S-3 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3.

Ratios of Earnings to Fixed Charges…, page 3

2.   We note that your earnings are not sufficient to cover your fixed charges. Please confirm that you will include risk factor disclosure in any prospectus supplement to issue debt securities.

Description of Warrants, page 4

3.   You state that you may issue warrants to purchase "other securities." Please clarify the nature of such "other securities."

Information Incorporated by Reference, page 14

4.   We note your statement that "all documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement." Please revise this statement in light of the requirement that certain Exchange Act filings must be specifically incorporated by reference into the prospectus by means of a statement to that effect in the prospectus listing all such documents. See Item 12(a) of Form S-3.

Signatures

5.   Please amend your registration statement to include the signature of your controller or principal accounting officer. Please see Signatures, Instruction 1 to Form S-3.

Exhibit 5.1

6.   Please obtain and file as exhibits new or revised opinions that:
   - opines that the preferred stock is legally issued, fully paid, and nonassessable;
   - states that the warrants will constitute valid and binding obligations of the registrant; and,
   - opines on the law on which the indentures are governed.

7.   Please confirm that you will file a clean legal opinion with each shelf takedown.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Robert S. Herlin
Evolution Petroleum Corporation
August 6, 2010
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael Larkin
        (713) 652-5152